UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Gruntled Group, Inc

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   December 7, 2017

Physical address of issuer
212 Warren St , 16L, New York, NY 10282

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	3,136,464	2,394,938
Cash & Cash Equivalents	240,350	2,360,286
Accounts Receivable	1,438,291	10,118,877
Short-term Debt	0	0
Long-term Debt	0	0
Revenues/Sales	1,438,291	10,418,877
Cost of Goods Sold	0	4,438,047
Taxes Paid	217,830	335,569
Net Income	976,962	2,586,747


April 9, 2025

FORM C-AR

Gruntled Group, Inc


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Gruntled Group, Inc , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at gruntledgroup.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 9, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Gruntled Group, Inc (the "Company") is a Delaware Corporation, formed on December 7, 2017.

The Company is located at 212 Warren St , Apt. 16L, New York, NY 10282.

The Company's website is gruntledgroup.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Gruntled Group, Inc. ("Gruntled Group" or "Company") is a corporation organized under the laws of the state of Delaware that provides a digital prescription wallet. The Company's business model consisted of helping patients save time and money while filling prescriptions focused on patients in the United States.

RISK FACTORS

Risks Related to the Company's Business and Industry

The transferability of the Securities is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

The investment could be illiquid for a long time

There is no established market for these securities and there may never be one.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team.

You are trusting that management will make the best decision for the company

You are trusting in management discretion.

Breach of Protected Health Information

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Our company has handled protected health information (PHI). A breach of PHI may reduce the attractiveness of the platform and result in a loss of investors and customers interested in using our platform. Further, we rely on third-party providers to provide some of our services. Any cyber-attacks or other leaks of PHI either on Gruntled Group, Inc. or our partners could harm our reputation and materially negatively impact our financial condition and business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Gruntled Group, Inc. ("Gruntled Group" or "Company") is a corporation organized under the laws of the state of Delaware that provides a digital prescription wallet. The Company's business model consisted of helping patients save time and money while filling prescriptions focused on patients in the United States.

Business Plan

The Company's business model consisted of helping patients save time and money while filling prescriptions focused on patients in the United States.

The company's app and website were available to any patient in the United States. Our free digital prescription wallet offered a superior experience for managing prescription medication. The company sold all of its assets, including the digital prescription wallet software and intellectual property, to RVO Health LLC on 12/24/2024.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Robert Siegel

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, December 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Position: President Dates of Service: December, 2017 - Present Responsibilities: Fundraising and strategy. Supervising product-market fit. Employer: Calvary Hospital, Inc. Title: Medical Director Dates of Service: July, 2019 - September, 2021 Responsibilities: Management of the medical staff of the hospital system.

Education

Name

Ameer Youssef

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Chief Executive Officer (CEO) Dates of Service: June, 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Position: Chief Executive Officer (CEO) Dates of Service: June, 2019 - Present Responsibilities: Management of company employees and contractors.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Preferred Stock
Amount outstanding	197,624
Voting Rights	On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation, each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by each holder are convertible as of the record date for determining stockholders entitled to vote on such a matter
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	The total number of Preferred Stock outstanding on a fully diluted basis, 200,000 shares of Preferred Stock are designated "Series Seed Preferred Stock", and 200,000 shares of Preferred Stock are designated "Series Seed-2 Preferred Stock.

Type of security	Common Stock
Amount outstanding	1,167,898
Voting Rights	One vote for each share of common stock held.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	The total number of shares outstanding on a fully diluted basis, 1,365,522 shares, includes 1,167,898 shares of Common Stock and 197,624 shares of Preferred Stock.

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	98,814	$445,000.00	Marketing.	August 29, 2022	Rule 506(b)
Common Stock	14,800	$98,686.40	Platform fees, marketing, operations, and R & D	August 29, 2022	Regulation CF

Ownership

A majority of the Company is owned by Robert Siegel and Ameer Youssef.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Robert Siegel	53.0%
Ameer Youssef	21.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

On December 24, 2024, the company sold its core assets--the software and intellectual property-- to RVO Health, Inc., in exchange for $800,000 paid on December 24, 2024 and an additional $600,000 paid into escrow, to be released on December 24, 2027 pending certain performance obligations.

The business objective for the company is to satisfy the criteria agreed to with RVO Health, Inc. in order for our funds in escrow to be released on December 24, 2027. Until that time, management intends to focus on fulfilling the contractual performance obligations with RVO Health, Inc.

Liquidity and Capital Resources

On August 29, 2022 the Company conducted an offering pursuant to Regulation CF and raised $98686.40.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The company must satisfy the criteria agreed to with RVO Health, Inc. in order for our funds in escrow to be released on December 24, 2027.

Material Changes and Other Information

The name of the company changed from Milo Health, Inc to Gruntled Group, Inc. on December 30, 2024.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Robert Siege
Relationship to the Company	Officer
Total amount of money involved	$600,000
Benefits or compensation received by related person	An interest rate of 1 °/o per annum
Benefits or compensation received by Company	Funds
Description of the transaction	On December 22, 2021, the company entered into a Promissory Note agreement with Robert Siegel in the amount of $600,000. This was repaid in full in 2023,

Related Person/Entity	Robert Siegel
Relationship to the Company	Officer
Total amount of money involved	$56,000
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Funds
Description of the transaction	On October 22, 2019, the company received $56,000 from its shareholder, Robert Siegel. This was repaid in full in 2023
Related Person/Entity	Robert Siegel
Relationship to the Company	Officer
Total amount of money involved	$23,581
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Funds
Description of the transaction	On June 6, 2017, the company received $23,581 from its shareholder, Robert Siegel. This was repaid in full in 2023, and the outstanding balance is $0.
Related Person/Entity	Robert Siegel
Relationship to the Company	Officer
Total amount of money involved	
Benefits or compensation received by related person	1% interest rate
Benefits or compensation received by Company	Funds
Description of the transaction	On February 4, 2022, the company entered a promissory note agreement with its shareholder, Robert Siegel. This was repaid in full in 2023, and the outstanding balance is $0.

Company Other Transactions

Related Person/Entity	Robert Max Siegel
Relationship to the Company	Officer
Total amount of money involved	
Benefits or compensation received by related person	Preferred stock
Benefits or compensation received by Company	Funds
Description of the transaction	Purchase of 9,881.423 shares of preferred stock in March, 2020.

Related Person/Entity	Ameer Youssef
Relationship to the Company	Officer
Total amount of money involved	
Benefits or compensation received by related person	Preferred Stock
Benefits or compensation received by Company	Funds
Description of the transaction	Purchase of 8,234.160 shares of preferred stock in June 2017.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

	/s/Robert Siegel
	(Signature)
	Robert Siegel
	(Name)
	President
	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

I, Ameer Youssef, the Chief Executive Officer of Milo Health Inc., hereby certify that the financial statements of Milo Health Inc, and notes thereto for the periods ending December 31, 2024 and December 31, 2023, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 6, 2025 (Date of Execution).

_____ (Signature)

CEO
_____ (Title)

March 6, 2025
_____ (Date)

MILO HEALTH, INC.

MILO HEALTH, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

FINANCIAL STATEMENTS:

MILO HEALTH INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	240,350	$	2,360,286
Investments in Equity Securities (VanGuard)		2,889,200		-
Prepaids and Other Current Assets		-		31,452
Total Current Assets		**3,129,550**		**2,391,738**
Property and Equipment, net		6,914		3,200
Total Assets	$	**3,136,464**	$	**2,394,938**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Other Current Liabilities	$	100,000	$	335,569
Total Current Liabilities		**100,000**		**335,569**
Total Liabilities		**100,000**		**335,569**
STOCKHOLDERS EQUITY				
Common Stock		7		7
Series Seed Preferred Stock		1		1
Series Seed 2 Preferred Stock		1		1
Additional Paid in Capital		1,442,854		1,442,721
Retained Earnings		1,593,601		616,639
Total Stockholders' Equity		**3,036,464**		**2,059,369**
Total Liabilities and Stockholders' Equity	$	**3,136,464**	$	**2,394,938**

See accompanying notes to financial statements.

MILO HEALTH INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 1,438,291	$ 10,418,877
Cost of Goods Sold	-	4,438,047
Gross Profit	**1,438,291**	**5,980,830**
Operating Expenses		
General and Administrative	480,770	2,614,071
Sales and Marketing	2,380	439,882
Total Operating Expenses	**483,150**	**3,053,953**
Net Operating Income	**955,141**	**2,926,877**
Interest Expense	-	11,500
Other Income	(239,201)	(6,939)
Income Before Provision For Income Taxes	**1,194,342**	**2,922,316**
Provision/(Benefit) For Income Taxes	217,380	335,569
Net Income	**$ 976,962**	**$ 2,586,747**

See accompanying notes to financial statements.

MILO HEALTH INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Series Seed Preferred Stock		Series Seed 2 Preferred		Additional Paid	Retained	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	In Capital	Earnings	Equity
Balance—December 31, 2022	**718,359**	**$ 7**	**98,810**	**$ 1**	**98,814**	**$ 1**	**$ 1,260,076**	**$ (1,970,108)**	**$ (710,023)**
Share-Based Compensation	-	-	-	-	-	-	1,856	-	1,856
Capital Contribution	-	-	-	-	-	-	180,789	-	180,789
Net Income	-	-	-	-	-	-	-	2,922,316	2,922,316
Balance—December 31, 2023	**718,359**	**$ 7**	**98,810**	**$ 1**	**98,814**	**$ 1**	**$ 1,442,721**	**$ 952,208**	**$ 2,394,938**
Share-Based Compensation	-	-	-	-	-	-	133	-	133
Net Income	-	-	-	-	-	-	-	976,962	976,962
Balance—December 31, 2024	**718,359**	**$ 7**	**98,810**	**$ 1**	**98,814**	**$ 1**	**$ 1,442,854**	**$ 1,929,170**	**$ 3,372,033**

See accompanying notes to financial statements.

MILO HEALTH INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income	$	976,962	$	2,586,747
Adjustments to reconcile net income to net cash provided by operating activities:				
Share-based Compensation		133		1,856
Depreciation of Property and Equipment		1,928		800
Unrealized gains/losses (fair value changes)		(227,758)		-
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		31,452		(31,452)
Credit Card		-		(834)
Accrued Interest on Promissory Note		-		(6,000)
Other Current Liabilities		(235,569)		335,569
Net Cash Provided by Operating Activities		**547,148**		**2,886,685**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(5,642)		(4,000)
Investments in Equity Securities (VanGuard)		(2,661,442)		-
Net Cash Used in Investing Activities		**(2,667,084)**		**(4,000)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		180,789
Repayment of Shareholder Loans		-		(127,622)
Repayment of Promissory Notes and Loans		-		(600,000)
Net Cash Used in Financing Activities		**-**		**(546,833)**
Change in Cash and Cash Equivalents		**(2,119,936)**		**2,335,852**
Cash and Cash Equivalents—Beginning of year		2,360,286		24,434
Cash and Cash Equivalents—End of year	$	**240,350**	$	**2,360,286**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	11,500

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Milo Health Inc. was incorporated on May 1, 2017, in the state of Delaware under the name, MedsByMe Inc. On April 13, 2021, the Company changed the name to Milo Health Inc. The financial statements of Milo Health Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Milo Health is a digital prescription wallet service. It's app and website allows US consumers to manage their own e-prescriptions on their own smartphone or computer. Revenue comes from commissions obtained when users pay for their prescription through the Milo Health prescription discount card program. In 2023 Milo Health Inc. participated in Medicare's COVID-19 home test demonstration project. Milo Health Inc. realized revenue from this project.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents exceeded FDIC-insured limits by $0 and $2,005,306, respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Equity Securities – Vanguard Investment

The Company holds an investment in Vanguard equity securities, which is accounted for in accordance with ASC 321, Investments – Equity Securities. Under ASC 321, equity investments are measured at fair value, with changes in fair value recorded in earnings each reporting period.

The Company determines fair value based on quoted market prices (Level 1) where available. If observable market data is not available, fair value is estimated using appropriate valuation techniques (Level 2 or Level 3).

Dividends received from the Vanguard investment are recognized in earnings when declared.

If the investment does not have a readily determinable fair value and does not qualify for fair value measurement under the practicability exception, it is measured at cost, adjusted for observable price changes in orderly transactions for the same or similar investment.

Income Taxes

Milo Health, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as, control of the promised goods or services is transferred to customers.

The Company earn revenues from commissions obtained when users pay for their prescription through the Milo Health prescription discount card program or the Milo Health mail order pharmacy partner.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $2,380 and $439,882, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure.

3. **DETAILS OF CERTAIN ASSETS AND LIABILITIES**

Prepaid and other current assets consist of the following items:

As of December 31,	2024	2023
Prepaid Expenses	-	31,452
Total Prepaids and Other Current Assets	**$ -**	**$ 31,452**

Other current liabilities consist of the following items:

As of December 31,	2024	2023
Corporate Income Tax Liability	100,000	335,569
Total Other Current Liabilities	**$ 100,000**	**$ 335,569**

4. PROPERTY AND EQUIPMENT

As of December 31, 2024, and December 31, 2023, property and equipment consists of:

As of December 31,	2024	2023
Equipment	$ 9,642	$ 4,000
Property and Equipment, at cost	**9,642**	**4,000**
Accumulated Depreciation	(2,728)	(800)
Property and Equipment, net	**$ 6,914**	**$ 3,200**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2024, and 2023 were in the amount of $1,928 and $800, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Shares with par value of $0.00001. As of December 31, 2024, and December 31, 2023, 718,359 shares have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 200,000 shares of series seed Preferred Shares with $0.00001 par value. As of December 31, 2024, and December 31, 2023, 98,810 shares of Series Seed 2 Preferred Shares have been issued and are outstanding.

Series Seed 2 Preferred Stock

The Company is authorized to issue 200,000 shares of series seed 2 Preferred Shares with $0.00001 par value. As of December 31, 2024 and December 31, 2023, 98,814 shares of Series Seed 2 Preferred Shares have been issued and are outstanding.

6. SHARE-BASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 396,063 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee are limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	438,063	$ 0.04	-
Granted	-	-	-
Execised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	438,063	$ 0.04	5.56
Exercisable Options at December 31, 2023	438,063	$ 0.04	5.56
Granted	-	-	-
Execised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2024	438,063	$ 0.04	4.56
Exercisable Options at December 31, 2024	438,063	$ 0.04	4.56

Stock option expenses for the years ended December 31, 2024, and December 31, 2023, were $133 and $1,856, respectively.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023 there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.